Exhibit 99.2
Semantix Acquires Health Data Software and Operations to
Expand Presence in the Pharma Industry
São Paulo, March 28th, 2023 – Semantix Inc., a leading Latin American end-to-end data and enterprise AI platform provider (“Semantix”), today announced the acquisition of ATSaúde’s assets, businesses, and operations as part of the company’s strategic plan to expand its offerings and presence in the Healthcare & Life Science industry in Brazil, with a specific focus on the pharmaceuticals industry.
Semantix's CEO, Leonardo Santos, said, "The pharma industry offers a huge opportunity to expand our business and this acquisition is a significant step towards achieving that goal. It is fully aligned with our product roadmap and we believe that ATSaúde's products, expertise and knowledge of the pharma industry will be invaluable to us as we continue to develop new products and services.”
ATSaúde will contribute to strengthening Semantix's Data Market Place – launched today–providing customers with access to valuable insights and data-points on the Brazilian healthcare system and the pharma industry.

About Semantix
Semantix is Latin America’s first fully integrated data and enterprise AI software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.
About ATSaúde
ATSaúde is a Brazilian health data company that offers a curated and organized dashboard to the pharmaceutical industry in Brazil. It was founded in 2018 by André Marques dos Santos. The solution operates in a parameterized manner, ensuring traceability and later auditability of processes and workflows.
Forward-Looking Statements
This press release contains statements that constitute “forward-looking statements”. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties disclosed in documents that the Company has filed, or will file, with the SEC. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. The Company anticipates that subsequent events and developments may cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor Contact
Adriano Alcalde
CFO & IRO
ir@semantix.ai
Press Contact
semantix@rpmacomunicacao.com.br